  [WFAF Letterhead]

June 27, 2011

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC  20549

RE:      Response to Comments on POS AMI filing, filed January 7, 2011

Wells Fargo Master Trust (the “Trust”)

                        File No. 811-9689

Dear Ms. Stirling:

Thank you for your verbal comments and suggestions received in February 2011 to the Registrant’s POS AMI filing made on January 7, 2011 pursuant to Section 8(b) of the Investment Company Act of 1940 (the “1940 Act”). The filing was done in order to register a new series of the Trust, Wells Fargo Advantage Diversified Large Cap Growth Portfolio (the “Diversified Large Cap Growth Portfolio”). Please note that the only interestholders of the portfolio included in the aforementioned filing are underlying Wells Fargo Advantage Funds. In response to your comments, please note the following responses organized by item number:

Part A Comments

Item 6: Transaction Policies:

Comment 1:    You requested that we move the following disclosure from Item 6 to after Item 8:

“Interests in the Portfolio are issued solely in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933 (“1933 Act”).  All investments in the Portfolio are made without sales load, at net asset value (NAV) next determined after an order is received by the Portfolio.”

Response 1:     The requested change was made in the Registrant’s POS AMI filing on June 27, 2011.

Item 6: Transaction Policies:

Comment 2:    You requested that we move the following disclosure from Item 6 to after Item 8:

“The proceeds of a withdrawal generally will be paid by the Portfolio in federal funds normally on the business day after the withdrawal is effected, but in any event within seven days.”

Response 2:     The requested change was made in the Registrant’s POS AMI filing on June 27, 2011.

Item 7: Tax Information:

Comment 3:    You requested that we move the following disclosure from Item 7 to after Item 8:

“The Portfolio has been and will continue to be operated in a manner so as to qualify it as a non-publicly traded partnership for federal income tax purposes.  Provided that a Portfolio so qualifies, it will not be subject to any federal income tax on its income and gain (if any).”

Response 3:     The requested change was made in the Registrant’s POS AMI filing on June 27, 2011.

Item 7: Tax Information:

Comment 4:    You requested that we move the following disclosure from Item 7 to after Item 8:

“The determination of such share will be made in accordance with the Internal Revenue Code of 1986, as amended (the “Code”), and regulations promulgated thereunder.”

Response 4:     The requested change was made in the Registrant’s POS AMI filing on June 27, 2011.

Item 9: Investment Objectives, Principal Investments and Strategies, Related Risks and Disclosure of Portfolio Holdings:

Comment 5:   You requested that we amend the first sentence of the first paragraph to clarify that the investment goals of the Portfolios may be changed without shareholder approval upon 60 days notice to shareholders.

Response 5:    To the extent that it is applicable to a Portfolio, the prospectus for each Portfolio states that the Portfolio will provide shareholders with the 60 day prior notice required by Rule 35d-1 of any change in its 80% policy.  However, neither the 1940 Act and the rules thereundernor Form N-1A requires such advance notice of changes to the Portfolio's non-fundamental investment objective that do not affect its Rule 35d-1 policy; therefore, we respectfully decline to make the proposed revision.Nonetheless, please note that each Portfolio expects to provide shareholders with reasonable notice of any material changes to its non-fundamental investment objective.

Item 9: Investment Objectives, Principal Investments and Strategies, Related Risks and Disclosure of Portfolio Holdings:

Comment 6:   For the Diversified Large Cap Growth Portfolio, you requested confirmation that the index listed under “Principal Investment Strategies” is appropriate.

Response 6:    The index was selected based on, among other things, the Portfolio's investment strategy and the universe of investments that the Portfolio’s portfolio managers consider for investment.  In addition, we have confirmed that the index is an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) and is widely viewed as a large capitalization index.  Accordingly, we confirm that the listed index is an appropriate.

Item 9: Investment Objectives, Principal Investments and Strategies, Related Risks and Disclosure of Portfolio Holdings:

Comment 7:    For the Diversified Large Cap Growth Portfolio, you requested that we revise our disclosure regarding derivatives to be more specific to the types of derivatives utilized by the Portfolio.

Response 7:     In response to your comment, we have begun a review of each of the 19 Portfolios included in the Trust, including Diversified Large Cap Growth Portfolio, in an effort to address this comment across all Portfolios.  We expect to provide amended strategy and related risk disclosure, as applicable, for each Portfolio in the Trust’s next filing schedule to occur on or about September 27, 2011.

Items 11and 12: Interestholder Information and Distribution Arrangements

Comment 8:    In the section entitled “Redeeming or Repurchasing Portfolio Interests,” you requested that we provide additional specificity with regard to the Portfolios’ policy for deterring frequent trading by Portfolio interestholders.

Response 8:     We believe that the existing disclosure in the fifth paragraph in the section entitled “Redeeming or Repurchasing Portfolio Interests” adequately details the Portfolios’ policy for deterring frequent trading of Portfolio interests by Portfolio interestholders. The relevant section states:

“The Portfolios, except the Short-Term Investment Portfolio, actively discourage the portfolio disruption and negative effects on long-term interestholders that can result from excessive trading activity by Portfolio interestholders. The Board has approved the Portfolios' policy and procedures, which provide, among other things, that Funds Management may deem trading activity to be excessive if it determines that such trading activity would likely be disruptive to a Portfolio by increasing expenses or lowering returns. The extent to which trading activity may be disruptive depends on a number of factors including, but not limited to, the number of trades, the size of the trades relative to the size of the Portfolio and the type of Portfolio involved. Although the policies adopted by the Portfolios do not prohibit frequent trading in the Short-Term Investment Portfolio, Funds Management will seek to prevent an interestholder from utilizing the Short-Term Investment Portfolio to facilitate frequent purchases and redemptions of shares in portfolios other than the Short-Term Investment Portfolio.”

We therefore respectfully decline to expand the current disclosure regarding deterrence of frequent trading of Portfolio interests.

*          *          *          *

We make the following representations to you:

the Portfolio is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

thePortfolio may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As stated previously, we plan to make a POS AMI filing pursuant to Section 8(b) of the 1940 Act today, June 27, 2011 that responds to certain of your comments as indicated above and make other non-material changes. In addition, the Trust expects to make a filing on or about September 27, 2011 to address certain of your comments as indicated above and make other non-material changes.  Please feel free to call me at (617) 210-3682 if you have any questions or would like any additional information.

                                                                                    Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

                                                                                    /s/ Maureen E. Towle

Senior Counsel